SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated May 12, 2009 with the report for the nine-month period ended on March 31, 2009 and March 31, 2008, filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated May 12, 2009, the Company filed the report for the nine-month period ended on March 31, 2009 and March 31, 2008, as requested by Section 63 of the Bolsa de Comercio de Buenos Aires’ rules. The result of such nine-month period reflects:

IRSA Inversiones y Representaciones Sociedad Anónima

March 31, 2009 and 2008

1. Period Results

(nine-month period ended on March 31, 2009 and 2008)

	In thousands of Ps.
	03/31/09	03/31/08
Ordinary	(106,177)	22,879
Extraordinary	—	—
Period Profit (Loss)	(106,177)	22,879

2. Net Worth Composition

Subscribed Capital	578,676	578,676
Treasury Shares	—	—
Capital integral adjustment	274,387	274,387
Treasury Shares capital adjustment	—	—
Premium on Shares	793,123	793,123
Legal Reserve	32,374	29,631
Reserve for new projects	193,486	193,486
Retained Earnings	(54,045)	22,879
Temporary conversion difference	14,967	—

Total Net Worth	1,832,968	1,892,182

In accordance with Article o), Section 63 of the above referred rules, the Company informed that as of the end of the financial statements, the authorized capital of the Company is Ps. 578,676,460. Its share composition is divided into 578,676,460 of registered common shares face value Ps. 1 each, and with one vote each.

The Company’s principal shareholder is Cresud S.A.C.I.F y A. (“Cresud”) with 312,529,443 shares, which represents 54.01% of the issued and outstanding capital.

As of March 31, 2009, without taking into account Cresud’s holding, the amount of 266,147,017 non endorsable registered common shares face value Ps. 1 each are held by the rest of the shareholders. Such amount of shares represents 45.99% of the issued and outstanding capital.

As of March 31, 2009, there no outstanding warrants or convertible notes to acquire the Company’s shares.

•

IRSA’s results for the first nine months mainly reflect the impact of the financial market’s volatility on the consumer finance business, on the financial results derived from fluctuations in the exchange rate applied for valuing our stock of debt, and on the results from our related company Banco Hipotecario S.A. caused by the lower valuation of its financial asset portfolio. The real estate operating segments remained healthy during the first nine months of the fiscal year, showing good cash generation levels.

•

A comparison of the first 9 months of FY09 with the same period of FY08 reveals a 0.4% increase in revenues and a 37.8% decrease in operating income, mainly due to losses in the consumer finance segment. Revenues and operating income excluding the consumer finance segment increased by 6.6% and 22.1% respectively.

•

The performance of IRSA’s various segments in terms of net sales was: Sales and development decreased by 21.7% to Ps.137.1 million; Offices and other rental properties rose by 46.1% to Ps.106.6 million; Shopping centers rose by 12.5% to Ps.283.6 million; Hotels rose by 10.5% to Ps.127.1 million; Consumer finance decreased by 17.4% to Ps.175.7 million; whereas Financial transactions and Other income posted income for Ps.1.8 million.

•

Shopping DOT BAIRES (previously referred to as Panamerican Mall or PAMSA project) is opening its doors to the public tomorrow, May 13, after a two-year construction period and with its occupancy rate above 94%. It will be the largest Shopping Center in the city of Buenos Aires, with unique design features and a location in what can be described as “the gateway to the city of Buenos Aires”: the intersection of Avenida General Paz and the Panamericana highway. This shopping mall will host more than 50,000 square meters of gross leasable area distributed among a hypermarket and more than 150 stores that include an anchor store, a gym, a movie-theater complex and a food court.

•

Regarding the office rental segment, we have agreed on the lease of the 8 office stories at Edificio Dique IV in Puerto Madero, recently added to our portfolio. In addition, we have continued selling offices considered to be non-core assets for US$ 17.2 million during the first nine months of FY 2009, a figure that increased by US$ 34.8 million during the month of April. This will allow us to re-focus on pursuing potential business opportunities arising from the new market scenario.

•

Regarding the consumer finance business, the third quarter of FY09 has shown a substantial reduction in operating losses in contrast to those experienced in the immediately preceding quarters as a consequence of improved capitalization combined with relative stabilization in local financial markets, decreased loan loss charges and decreased operating expenses.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: May 13, 2009